FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of July 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), First quarter, year ending March 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 31, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Consolidated Results of Operations (US GAAP)

First quarter, year ending March 2010

Nomura Holdings, Inc.

July 2009

This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2009 Nomura Holdings, Inc. All rights reserved.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

The consolidated financial information in this document is unaudited.

2

Outline

Presentation

Overview of first quarter results (p. 4)

Leading share in retail business in Japan (p. 5)

Gaining market share in asset management business (p. 6)

Increase in equity finance deals (p. 7)

League tables (January–June 2009) (p. 8)

EMEA business momentum (p. 9)

Non-Japan Asia business momentum (p. 10)

Global Equities market share (p. 11)

Global Markets momentum by region (p. 12)

Regional results (p. 13)

Significant market share growth in global wholesale operations (p. 14)

Robust financial position (p. 15)

Changing balance sheet composition (p. 16)

Exposure to Illiquid assets (p. 17)

Key performance indicators (p. 18–19)

Credit indicators (p. 20)

Medium term strategy (p. 21)

Financial supplement

Consolidated financial highlights (p. 23)

Consolidated Balance Sheet (p. 24)

First quarter business segment highlights (p. 25)

Retail (p. 26)

Global Markets (p. 27)

Investment Banking (p. 28)

Merchant Banking (p. 29)

Asset Management (p. 30)

Segment “Other” (p. 31)

Non-interest expenses (p. 32)

Retail related data (p. 33–37)

Global Markets related data (p. 38)

Investment Banking related data (p. 39)

Merchant Banking related data (p. 40)

Asset Management related data (p. 41–42)

Value at risk (p. 43)

Number of employees (p. 44)

Consolidated income (p. 45)

Adjustment of consolidated results and segment results: Income (loss) before income taxes (p. 46)

Main revenue items (p. 47)

3

Overview of first quarter results

- First profit in six quarters is first step on the path to achieving full-year profit.

Highlights

- Consulting-based sales approach in Retail led to monthly purchases of over 1 trillion yen.
- New wholesale business up and running; international operations grew significantly, returning to profitability
- Profitable despite booking a net credit value adjustment of approx. 40 billion yen on liabilities due to tightening of our credit spread.
- Reduced expenses by 26 billion yen from the prior quarter.
- Improved capital ratios: Total capital ratio of 20.8% and Tier 1 capital ratio of 12.7% at end of June (preliminary).

First quarter results

Net revenue	Y298.4bn
Income before income taxes	Y31.4bn
Net income[1]	Y11.4bn

1. Net income attributable to Nomura Holdings.

Pre-tax & Net income (loss) trend



billions of yen
100
0
-100
-200
-300
-400
-500
-76.6
-72.9
-342.9
-215.8
11.4
-84.3
-69.4
-399.6
-226.9
31.4
Income (loss) before taxes
Net income (loss)

	FY2009.3				FY2010.3
	1Q	2Q	3Q	4Q	1Q
Net revenue	135.1	128.1	-49.7	99.2	298.4
Income (loss) before income taxes	-84.3	-69.4	-399.6	-226.9	31.4
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders	-76.6	-72.9	-342.9	-215.8	11.4
Total Nomura shareholders' equity	1,945.2	1,810.1	1,419.0	1,539.4	1,544.5
ROE (%)1	-	-	-	-	3.0%
Basic-Net income (loss) attributable to NHI shareholders per share(yen)	-40.14	-38.18	-179.62	-107.00	4.37
Shareholders' equity per share (yen)	1,019.19	948.34	743.24	590.99	589.32

* Quarterly data has been annualized

4

Leading share in retail business in Japan

As market conditions returned to normal, our focus on consulting-based sales led to more retail investors coming to Nomura for advice, adding to purchases of stocks, bonds, and investment trusts at retail branches.

Maintained leading share of subscriptions for newly launched investment trusts.

Total purchases1 Share of newly launched funds2 (Jan – Jun 2009)

(billions of yen)

1,600 Other 5% D 9% 1,400

1,200

C 10% 1,000

800

600

Nomura 61% 400 B 15%

200

0

2009.1 2009.2 2009.3 2009.4 2009.5 2009.6

Stocks Investment trusts Bonds Others

1 Purchases of investment trusts include switching.

2 Source: Nomura, based on data from The Investment Trusts Association, Japan. Data for newly launched equity investment trusts with over 10 billion yen in initial subscriptions. Only data from main sales company included for funds distributed via multiple sales companies. 5

NOMURA

Gaining market share in asset management business

- Nomura Asset Management increased market share and maintained a leading position in Japan on high levels of investment trust sales and recovery in market conditions.
- Received a number of industry awards. Announced entry into asset management business in India.

Assets under management and share of domestic public equity investment trust market[1]


(trillions of yen)
(%)
21.5
21.0
20.5
20.0
19.5
19.0
18.5
18.0
17.5
17.0
17.0
16.8
16.6
16.4
16.2
16.0
15.8
15.6
15.4
16.8%
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09

Share of public investment trust market[1]


Nomura 21.9%
Other 24.1%
I 2.1%
H 2.3%
G 2.7%
F 2.8%
E 3.0%
D 6.5%
C 10.0%
B 10.2%
A 14.3%

Total market size as of June 30, 2009: Y57.1trn

Global expansion


LIC
NOMURA

Agreed to invest in LIC Mutual Fund, a subsidiary of India's largest life insurer Life Insurance Corporation of India, and to form a joint venture.

Asian Investor Investment Performance Awards 2009

"Asset Manager of the Year (ETFs Japan)"
"Best in Hong Kong Equities"
"Japan Onshore Fund House of the Year"

10th Anniversary Awards GLOBAL PENSIONS Winner

Global Pensions Awards 2009
"Specialist equities manager of the year"

European Pensions AWARDS 2009 WINNER

European Pensions Awards 2009
"Emerging Markets Manager of the Year"

1. Source: Nomura, based data from on The Investment Trusts Association, Japan.

6

NOMURA

Increase in equity finance deals

- Winning mandates in Japan, Asia and Europe for equity finance deals which are on the rise, especially deals for financial institutions

Europe

Jan. 2009
HMV
capital raising
(cash placing)
US$ 36mil
Joint bookrunner

Apr. 2009
Banco Espirito Santo
capital raising
(common stock)
USD1.6bn
Co-Lead manager

Apr. 2009
HSBC
capital raising
(common stock)
USD17.7bn
Senior Co-lead manager

May. 2009
Enel
capital raising
(common stock)
€8bn
Senior Co-Lead manager

May. 2009
Saint-Gobain
capital raising
(monetization of rights)
US$ 38mil
Joint bookrunner

Jun. 2009
Givaudan
capital raising
(common stock)
CHF 420mil
Joint bookrunner

Jun. 2009
The Berkeley Group
capital raising
(accelerated bookbuild)
US$ 55mil
Sole bookbuild

Asia

Apr. 2009
SK Telecom
capital raising
(convertible notes)
USD330mil
Joint bookrunner

Apr. 2009
Beijing Enterprises
capital raising
(convertible bonds)
HKD2.175bn
Lead bookrunner

Japan

Jun. 2009
Toshiba
capital raising
(common stock)
Y333bn
Bookrunner

Jun. 2009
Nomura Real Estate Holdings
capital raising
(common stock)
Y69.1bn
Bookrunner

Jun. 2009
SMFG
capital raising
(common stock)
Y923bn
Joint bookrunner

Jul. 2009
All Nippon Airways
capital raising
(common stock)
Y149bn
Joint Global Coordinator

Jul. 2009
Mizuho Financial Group
capital raising
(common stock)
Y552bn
Joint Global Coordinator

Americas

Jun. 2009
First Quantum Minerals
capital raising
(convertible bonds)
US$500mill
Sole Global Coordinator and Joint bookrunner

Source: Thomson Reuters.

7

NOMURA

League tables (January–June 2009)

- Number one in equity finance (Japan).
- Top in domestic M&A in Asia including Japan and sixth in cross-border deals in Asia ex-Japan.

Equity finance (Japan)

Rank	Bookrunner	Value (US$m)	Market share	No of deals
1	Nomura	6,257	35.9%	11
2	Daiwa Securities SMBC	2,847	16.3%	4
3	Goldman Sachs & Co	2,515	14.4%	1
4	Citi	948	5.4%	2
5	JPMorgan	943	5.4%	1
5	Barclays Capital	943	5.4%	1

Cross-border M&A league table (Asia ex-Japan)

Rank	Advisor	Value (US$m)	Market share	No of deals
1	Deutsche Bank AG	14,744	13.3%	19
2	Morgan Stanley	12,992	11.7%	23
3	Bank of America Merrill Lynch	12,781	11.5%	20
4	Standard Chartered PLC	11,022	9.9%	6
5	Goldman Sachs & Co	10,411	9.4%	10
6	Nomura	10,108	9.1%	16

Cross-border M&A deals (by Japanese Companies)

Rank	Advisor	Value (US$m)	Market share	No of deals
1	Lazard	3,835	32.5%	4
2	JPMorgan	3,791	32.1%	5
3	Morgan Stanley	3,697	31.3%	4
4	Nomura	2,938	24.9%	7
5	Credit Suisse	1,790	15.2%	2

Domestic M&A deals (Asia incl Japan)

Rank	Advisor	Value (US$m)	Market share	No of deals
1	Nomura	12,066	11.8%	61
2	Morgan Stanley	11,733	11.5%	23
3	Goldman Sachs & Co	11,248	11.0%	11
4	Citi	11,215	11.0%	28
5	China International Capital Co	5,328	5.2%	3

EUROMONEY	M&A		Equity
	Best M&A House in Japan	Best M&A House in China	Best Equity House in Japan

Source: Thomson Reuters for M&A. Dealogic for equity finance.
Note: M&A league table: announced value basis.
EUROMONEY award is for deals between April 1, 2008 to March 31, 2009.

8

EMEA business momentum

Cash equities Equity derivatives

Average daily trades, index Number of live single stock and index futures, index

1384

905

14x

9x

100 100

September 2008 June 2009 January 2009 June 2009

Flow rates and flow credit Currency trading

Average daily trades, index Average daily trades, index

499 1337

5x

13x

100

100

January 2009 June 2009 September 2008 June 2009

Note: Start date of indexing based on pre-integration or go-live period for each business. 9

Non-Japan Asia business momentum

Cash equities Equity derivatives

Average daily trades, index 235 Number of live single stock and index futures, Index

120

2x

100 1.2x

100

January 2009 June 2009 Jul.-Dec. 2008 Jan.-Jun. 2009

Flow rates and flow credit Currency trading

Daily trades, index 931 Average daily trades, index

472

9x 5x

100 100

January 2009 June 2009 February 2009 June 2009

Note: Start date of indexing based on pre-integration or go-live period for each business. 10

Global Equities market share

Focusing on increasing market share to become the equity house positioned as the number one global liquidity provider.

LSE1

7%

LSE market share and rank

(%)

7.0% 1 20

6.0%

40

5.0% 60

4.0% 80

3.0% 100 120

2.0% 140 160

1.0%

180

0.0% 200

Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09

Market Share

Rank

(%)

1.6%

1.4%

1.2%

1.0%

0.8%

0.6%

0.4%

0.2%

0.0%

HKSE2 2%

HKSE market share

Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09

Hong Kong

TSE3

8%

TSE market share

(%)

9.0%

8.0%

7.0%

6.0%

5.0%

4.0%

3.0%

2.0%

1.0%

0.0%

Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09

Market Share

US4

5%

US market share

(%)

6.0%

5.0%

4.0%

3.0%

2.0%

1.0%

0.0%

FY06

FY07 FY08

FY09

Market Share

1: LSE share represents combined total of Nomura and Instinet share.

2: HKSE market share represents combined total of Nomura and Instinet share.

3: Tokyo (total of Nomura and Joinvest Securities), Osaka, and Nagoya shares based on Japan Securities Dealers Association data.

4: US market is Instinet only.

Global Markets momentum by region

Revenues from outside Japan in Global Equities and Global Fixed Income grew significantly, exceeding Japan revenues.

Global Equities net revenue Global Fixed Income net revenue

(billions of yen)

80 (billions of yen)

120

71 103

70

9 100 6 60

80

50 47

66 3x 2

37 60

38 15

40 3.5x

3

40

30 11

-39

49 3 50

20 17 20

3

25 20 24

10 8 0

7	~ ~ -62 0

2007Q1 2008Q1 2009Q1 - 80 2007 Q1 2008 Q1 2009 Q1 Japan Europe Asia Japan Europe Asia

Regional results

International operations are profitable: Europe 15.4 billion yen; Asia 100 million yen.

Regional results

(billions of yen)

60

52.4 50

40

30

20

15.4 10

.1 -3.6 0

Japan Europe Asia US

-10

Note: Income (loss) before income taxes (management accounting basis) 13

Significant market share growth in global wholesale operations

Nomura revenues and share1 QoQ Wholesale revenue share1 (Apr-Jun ‘09)

(billions of US$) % share

Nomura

3.0 12

MS 4.1% 4.8%

UBS GS 5.1% 19.9%

2.5 10

0.3

DB 2.0 8 8.7%

1.1

1.5 6 JPM

BoA/ML 13.7%

4.1% 9.7%

1.0 4 0.1

CS Citi

0.5 0.6 1.0 2

9.8% 13.7% 1.5% BarCap 0.2 10.5%

0.0

Jan-Mar 2009 Apr-Jun 2009

Share EQ FI IB revenues

1. Share based on peer group revenues: Goldman Sachs, JPMorgan, Citi, BoA/Merrill Lynch, Morgan Stanley, Deutsche Bank, UBS, Credit Suisse, Barclays Capital. 2009 Q2 revenues for

Deutsche Bank, UBS, and Barclays Capital based on analyst estimates. 14 Note: No representations or warranty are made that the information on this page is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions.

Robust financial position

Total capital ratio

(preliminary) (billions of yen) Tier 1 1,395

Tier 2 633 Tier 3 306 Total capital 2,274

Risk-weighted assets 10,906 Tier 1 ratio 12.7% Total capital ratio 20.8%

Comparison of capital ratios Tier 1 capital / Risk weighted assets1

Balance sheet summary

Total assets: Y27.5trn

Shareholders’ equity: Y1.54trn

Leverage: Gross leverage 17.8x, adjusted leverage 11.3x

Net Level 3 assets (after netting derivative assets & liabilities): Y1.46trn

Liquidity: Y2.6trn

Net leverage

Net balance sheet / Tier 1 capital1,2

12.7%

11.3x

GS

MS

CS Nomura Citi

BoA

UBS

DB

JPM

UBS

DB

CS

JPM

Citi

Nomura

BoA

GS

MS

1. Data as of Q2 2009 where available, otherwise pro forma for corporate actions since last filed quarterly report.

2. Net leverage is defined as total assets minus collateralized financing divided by Tier 1 capital. US GAAP estimates for firms reporting under IFRS.

Source: Nomura, based on company financial statements and press releases.

Note: No representations or warranty are made that the information on this page is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions. 15

Changing Balance Sheet Composition

Maintain healthy Balance Sheet growth to enhance revenue generating power

Continue to cautiously manage illiquid asset exposure

Balance Sheet Composition

FY09.3 Q1

FY10.3 Q1

Assets

JPY billion

JPY billion

Cash and cash equivalent

1,578.0

6.1%

865.9

3.1%

Reverse repos

8,696.2

33.5%

10,151.6

36.9%

Governments and Municipal bonds

2,360.8

9.1%

4,729.2

17.2%

Corporate bonds

1,791.5

6.9%

1,318.5

4.8%

Equities and other

1,061.8

4.1%

1,466.6

5.4%

Collateral securities pledged

5,011.6

19.3%

3,468.3

12.6%

Derivatives (gross)

850.6

3.3%

1,247.7

4.5%

Private equities

393.5

1.5%

336.0

1.2%

Leveraged loans

159.3

0.6%

95.2

0.3%

Whole loans, Mortgages

431.9

1.7%

232.9

0.9%

Other assets

3,660.7

13.9%

3,627.8

13.1%

Total assets

25,995.9

100.0%

27,539.7

100.0%

Highly liquid assets

• Expected to increase

Trading assets

• Expected to increase for flow business expansion

Less liquid assets

• Cautiously managed

Exposure to Illiquid assets

Ensured balance sheet transparency by continuing to value assets as conservatively as accounting rules allow.

Reduced exposure to illiquid assets (Merchant Banking and leveraged loan exposures declined in local currency terms but increased since the end of March when converted into yen).

Main real estate related exposure in Japan US CMBS-related exposure

(billions of yen) (billions of yen)

300 140 131.4

256.3 118.1

250 120 100 200 165.4

149.6 80 70.5

150

60

100 40 38.5

22.5

50

20

0 0

Mar. 2008 Mar. 2009 Jun. 2009 Jun. 2008 Sep. 2008 Dec. 2008 Mar. 2009 Jun. 2009

Merchant Banking exposure Leveraged loans

(billions of yen) (billions of yen) 500 180 159.3 407.7 433.8 375.3 382.1 150 400 366.3

126.7

120

102.3

300 95.2

90.3

90 200 60 100 30

0 0

Jun. 2008 Sep. 2008 Dec. 2008 Mar. 2009 Jun. 2009 Jun. 2008 Sep. 2008 Dec. 2008 Mar. 2009 Jun. 2009

NOMURA

Key performance indicators

Retail

Retail client assets
(trillions of yen)


59.3
67.2
FY2009.3
FY2010.3
4Q
1Q
2Q
3Q
4Q

Asset Management

Assets under management
(trillions of yen)


20.2
22.2
FY2009.3
FY2010.3
4Q
1Q
2Q
3Q
4Q

Global Equities

Share on major exchanges[1]


Japan
LSE
US
8.8%
8.3%
7.4%
4.8%
5.1%
3.7%
FY2009.3
FY2010.3
4Q
1Q
2Q
3Q
4Q

Global Fixed Income

Share[2]


3.3%
1.4%
FY2009.3
FY2010.3
4Q
1Q
2Q
3Q
4Q

1. LSE share is total of Nomura and Instinet. US share is Instinet only. Tokyo (total of Nomura and Joinvest Securities), Osaka, and Nagoya shares based on Japan Securities Dealers Association data.
2. Share based on peer group revenues: Goldman Sachs, JPMorgan, Citi, BoA/Merrill Lynch, Morgan Stanley, Deutsche Bank, UBS, Credit Suisse, Barclays Capital.
2009 Q2 revenues for Deutsche Bank, UBS, and Barclays Capital based on analyst estimates.

Note: No representations or warranty are made that the information on this page is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions.

18

Key performance indicators

Investment Banking

Rank1

Global ECM ranking

Global M&A ranking

9

16

22

29

FY2009 3 4Q .3 2010 3 1Q 2010 FY2010 3 2Q .32010 3 3Q 2010 3 4Q

4Q 1Q 2Q 3Q 4Q

Return on equity

3.0%

-58.4%

FY2009.3 FY2010.3

4Q 1Q 2Q 3Q 4Q

1. Source: Thomson Reuters.

2. PE=Personnel expense. NPE=Non-personnel expense

Merchant Banking

(billions of yen) Business exposure Pre-tax income to business exposure ratio

500 20.0%

382 16.0% 400 366

12.0%

300

80% .

40% .

200

00% .

-1.0%

100

-4.0%

-6.3%

0 -8.0%

FY2009.3 FY2010.3

4Q 1Q 2Q 3Q 4Q

Cost efficiencies

(billions of yen)

Cost cutting (1Q)2 Compensation to net revenue ratio

100

163%

15

11 74 PE

46%

NPE FY2009 3 4Q . 2010 3 1Q 2010 FY2010 3 2Q .3 2010 3 3Q 2010 3 4Q

3

4Q 1Q 2Q 3Q 4Q

Target PE NPE Current

Credit indicators

CDS spread tightening and funding cost lowered despite rating cut by rating agencies.

Credit ratings, CDS spread, bond issuance spread1

Jan 27 May 27

S&P A- BBB+ Moody’s A3 Baa2 (one notch down) (two notches down)

(bps)

500

5yr CDS: NMR

NHI on Jun 92 $0.8bn 5yr @L+155 400 Company A

Company A on Apr 30 Company A on Jan 29 $2bn 5yr @L+340 on May 28 $2bn 10yr @L+475 5yr CDS: $1bn 10yr @L+294 Company A

300

200

10yr CDS: Company A

100

2009.1 2009.2 2009.3 2009.4 2009.5 2009.6

1. Non-government guaranteed.

2. US dollar equivalent of yen-denominated spread.

Medium term strategy

- Management target: ROE of 10% – 15%; Revenue capable of generating pre-tax income of 500 billion yen.
- Pyramid revenue structure with controlled volatile businesses to ensure stable earnings.

Pyramid structure



Volatile
Stable
Merchant Banking
Investment Banking
Global Markets
Asset Management
Retail

Business division targets

Merchant Banking (Target pre-tax income: Y35bn)

Using our own capital to revive investee companies over the long term. Ongoing stringent screening process for possible new investments and strong focus on boosting value of current investments to maximize returns over the medium to long term.

Investment Banking (Target pre-tax income: Y70bn)

As Asia's preeminent investment bank, diversify revenues by delivering multi-product solutions to meet the global business restructuring and financing needs to our expanding worldwide client base.

Global Markets (Target pre-tax income: Y200bn)

Invest in flow businesses and client businesses while enhancing client solutions to become top class global liquidity provider. Leverage expanded platform and strong sales capabilities to increase market share and become global top tier player.

Asset Management (Target pre-tax income: Y30bn)

Multi-product, multi-channel strategy coupled with close collaboration with Nomura Securities distribution channel. Further enhance capabilities in Asia including Japan to become Asia's leading world-class asset management firm.

Retail (Target pre-tax income: Y165bn)

Expand client coverage by structuring marketing channels to client needs and enhancing collaboration between face-to-face and other channels as well as in-house and other products. Increase client assets and leading market share by delivering world-class services.

21

Financial supplement

consolidated financial highlights

net income (loss) roe (%)

full year

(billions of yen)

400

20%

15.5%

8.3%

200

5.2%

304.3

10%

175.8

94.7

0

0%

-67.8

-200

-708.2

-800

fy2005.3 fy2006.3 fy2007.3 fy2008.3 fy2009.3

net revenue 799.2 1,145.7 1,091.1 787.3 312.6

income (loss) before income taxes 206.3 452.0 318.5 -64.9 -780.3 net income (loss) attributable to nomura holdings,

94.7 304.3 175.8 -67.8 -708.2

Total Nomura shareholders’ equity 1,868.4 2,063.3 2,185.9 1,988.1 1,539.4

ROE (%)1 5.2% 15.5% 8.3% - -Basic-Net income (loss) attributable to NHI shareholders 48.80 159.02 92.25 -35.55 -364.69 per share(yen) Shareholders’ equity per share (yen) 962.48 1,083.19 1,146.23 1,042.60 590.99

Quarter

(billions of yen)

60

0

-60

-120

-180

-240

-215.8

-300

-360

99.2

298.4

-84.3

-69.4

-399.6

-226.9

31.4

-76.6

-72.9

-342.9

-215.8

11.4

1,945.2

1,810.1

1,419.0

1,539.4

1,544.5

-

-

-

-

3.0%

-40.14

-38.18

-179.62

-107.00

4.37

1,019.19

948.34

743.24

590.99

589.32

1. Quarterly data has been annualized.

Note: Noncontrolling interest, which was previously included in Liabilities, is classified as equity in accordance with SFAS 160. Previously reported amounts have been made to conform to the current year presentation.

Consolidated balance sheet

Consolidated balance sheet

(billions of yen)

Mar. 31,

Jun. 30,

Increase

Mar. 31,

Jun. 30,

Increase

2009

2009

(Decrease)

2009

2009

(Decrease)

Assets

Liabilities

Cash and cash deposits

1,423

866

(557)

Short-term borrowings

1,183

1,103

(80)

Payables and deposits

1,242

1,219

(23)

Loans and receivables

1,643

1,678

35

Collateralized financing

10,158

11,646

1,488

Trading liabilities

4,752

5,618

866

Collateralized agreements

8,413

10,152

1,739

Other liabilities

468

457

(11)

Long-term borrowings

5,483

5,940

457

Trading assets and private equity investments1

11,673

13,097

1,425

Total liabilities

23,286

25,983

2,697

Other assets

1,687

1,747

60

Equity

Total Nomura shareholders’ equity

1,539

1,544

5

Noncontrolling interest

12

12

(0)

Total assets

24,838

27,540

2,702

Total liabilities and shareholders’ equity

24,838

27,540

2,702

1. Including securities pledged as collateral.

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

First quarter business segment highlights

(billions of yen)

350 300 250

200 134.4

24.5 150

21.1 100 29.0 11.0

50 85.8 0 -37.0 -50

-100 -150 -200 -250 -300

1Q

134.4

Net revenue

288.6

18.7

25.7

-38.2

187.1

136.4 64.7

103.2

28.0

14.7 30.5

20.5 10.8 13.1

5.2 22.7 6.6

9.4

95.4

74.5 69.7 61.9

-18.4 -1.1 -6.5 -37.1

-171.1

-35.0

FY2009.3			FY2010.3
2Q	3Q	4Q	1Q
136.4	-38.2	103.2	288.6

Income (loss) before income taxes

(billions of yen)

21.7

100 5.1

-85.0 62.3

50 8.2 -61.1

12.6 13.6 0.8 -223.0

14.6 -388.1 27.9

16.2 5.3 2.3 0.5 0

-5.5 -3.6 -5.4 -61.6 -86.7 -64.6 -50 -130.8 -39.4 -100 -20.9 -8.7 -150 -295.5 -41.3 -23.0 -200 -22.9

-250

-300 -19.9 -37.6 -350 -2.1 -35.2 -400

FY2009.3 FY2010.3

1Q 2Q 3Q 4Q 1Q

-85.0 -61.1 -388.1 -223.0 21.7

Reference

Retail: p. 26

Global Markets: p. 27

Investment Banking: p. 28

Merchant Banking: p. 29

Asset Management: p. 30

Segment “Other”: p. 31

Adjustment of consolidated results and segment results: Income (loss) before income taxes: p. 46

Other

Asset Management

Merchant Banking

Investment Banking

Global Markets

Retail

Note1: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Note2: Net income (loss) is net income (loss) before subtracting net income attributable to noncontrolling interest. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation. 25

NOMURA

Retail

Net revenue and income (loss) before income taxes

Quarter


(billions of yen)
120
100
80
60
40
20
0
-20
85.8
74.5
69.7
61.9
95.4
16.2
5.3
2.3
-5.5
27.9
Net revenue
Income before income taxes
FY2009.3
FY2010.3
1Q
2Q
3Q
4Q
1Q

Full year


(billions of yen)
500
400
300
200
100
0
304.4
446.5
440.1
402.0
291.9
81.2
197.2
160.9
122.3
18.2
FY2005.3
FY2006.3
FY2007.3
FY2008.3
FY2009.3

- **Business performance**
  - First quarter net revenue was 95.4 billion yen (+54% QoQ, +11.2% YoY). Income before income taxes was 27.9 billion yen(+72.2% YoY).
  - Client purchases of stocks and investment trusts increased thanks to consulting-based approach. Took leading share in market for newly launched investment trusts.
- **Growing customer base**
  - Retail client assets of 67.2 trillion yen at end of June (+Y7.9trn QoQ).
  - Net asset inflow of 1.6 trillion yen.
  - Number of accounts with a balance increased by approx. 27,000 from prior quarter to 4.49 million.
  - 65,000 new accounts opened by retail investors.
- **Investment trust sales**
  - Sales of equity investment trusts totalled 1.425 trillion yen (+64% QoQ).
  - Investment trust commissions of 39.8 billion yen (+2x QoQ).
  - Newly launched investment trusts (as of June 30).

Nomura New US High Yield Bond Fund	279.4 billion yen
Nomura Man CTA Select Fund	93 billion yen
Nomura Global Semiconductor Stock 0905	87.6 billion yen
Nomura Pictet Generic & Genome Fund	86.6 billion yen

- **Quarter highlights**
  - Total subscriptions of 269.5 billion yen from four public offerings.

Reference

- Net revenue and income (loss) before income taxes: p. 33
- Retail stock brokerage commissions, commissions for distribution of investment trusts: p. 34
- Retail client assets: p. 35
- Retail client assets: Net asset inflow: p. 36
- Number of accounts: p. 37

26

Global Markets

Net revenue and income (loss) before income taxes

Quarter


(billions of yen)
200
150
100
50
0
-50
-100
-150
-200
-250
-300
11.0
-61.6
-6.5
-86.7
-171.1
-295.5
-130.8
9.4
187.1
62.3
Net revenue
Income before income taxes
FY2009.3
FY2010.3
1Q
2Q
3Q
4Q
1Q

Full year


(billions of yen)
400
200
0
-200
-400
-600
243.1
60.2
371.1
157.7
290.0
58.8
95.6
-226.2
-157.3
-574.6
FY2005.3
FY2006.3
FY2007.3
FY2008.3
FY2009.3

- **Business performance**
  - First quarter net revenue was 187.1 billion yen, up +20x QoQ and +17x YoY. Income before income taxes was 62.3 billion yen
  - Global Fixed Income
    - Strong growth in client business flow in both Japan and international operations
    - Flow rates, flow credit business both had solid performance
  - Global Equities
    - Equities share rising (especially in Europe) as flow business expands after new platform becomes fully operational.
    - Increase in trading revenue from cash equities and flow derivatives.
- **Japanese loan-related business**
  - Nomura Capital Investment: Total credit extended of 194.1 billion yen (including commitments)
- **Quarter highlights**
  - Post-Lehman acquisition new business platform fully operational.
  - Significant increase in contribution to revenue by international operations.

Reference

- Net revenue and income (loss) before income taxes: p. 38
- Monoline insurer-related exposure: p. 38
- Value at risk: p. 43

27

Investment Banking

Net revenue and income (loss) before income taxes

Quarter

(billions of yen)

40 29.0 22.7 25.7 30 20 12.6 6.6 5.2 10 0 -10 -5.4 -20 -8.7 -19.9 -30 -40 -41.3 -50

Net revenue Income before income taxes

FY2009.3 FY2010.3

1Q 2Q 3Q 4Q 1Q

Full year

(billions of yen)

120 99.7 99.2 75.4 83.1 90 51.5 63.5 60 44.4 29.2 22.8 30 0 -30 -57.4 -60

FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

Business performance

First quarter net revenue was 25.7 billion yen (+3.9x QoQ, -11.4% YoY).

Loss before income taxes was 5.4 billion yen

Recorded high level of revenue on strong performance in domestic financing and M&A deals

Currently working on building up pipeline in Europe and Asia and unable to cover expenses

Major deals

Equity underwriting:	Sumitomo Mitsui Financial Group: Y862.9bn
Toshiba: Y333bn

CB:	First Quantum: US$500m

M&A:	Acquisition of Wood MacKenzie by
Charterhouse: £550m
NTT DoCoMo acquisition of Oak Lawn
Marketing shares: Y31bn

Quarter highlights

Ranked number 1 in Equity Capital Markets Bookrunner and M&A Financial Advisors league tables (Japan related)1

Reference

Net revenue and income (loss) before income taxes: p. 39

League tables: p. 39

1. Jan. 2009–Jun. 2009, Thomson Reuters.

Merchant Banking

Net revenue and income (loss) before income taxes

Quarter

(billions of yen)

40 20.5 20 14.6 0 -18.4 -3.6 -20 -37.0 -35.0 -1.1 -23.0 -40 -39.4 -37.6

Net revenue

Income before income taxes

FY2009.3 FY2010.3

1Q 2Q 3Q 4Q 1Q

Full year

(billions of yen)

80 68.2 65.0 64.8 60 40 55.4 52.8 53.3 20 7.3 0 -3.0 -20 -40 -60 -80 -85.3 -69.9 -100

FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

Business performance

First quarter net revenue was negative 1.1 billion yen. Loss before income taxes was 3.6 billion yen.

Reduction in number of investee companies for which unrealized losses booked; unrealized gains also booked for some companies.

Although there were no exits during the quarter, continued to focus on increasing the value of existing investee companies.

Reference

Net revenue and income (loss) before income taxes: p. 40

Business exposure: p. 40

NOMURA

Asset Management

Net revenue and income (loss) before income taxes

Quarter


(billions of yen)
40
30
20
10
0
-10
21.1
8.2
14.7
0.8
10.8
-2.1
13.1
0.5
18.7
5.1
Net revenue
Income before income taxes
FY2009.3
FY2010.3
1Q
2Q
3Q
4Q
1Q

Full year


(billions of yen)
100
80
60
40
20
0
47.6
13.0
64.1
23.8
88.1
39.4
88.7
34.0
59.8
7.4
FY2005.3
FY2006.3
FY2007.3
FY2008.3
FY2009.3

- **Business performance**
  - First quarter net revenue was 18.7 billion yen (+42.1% QoQ, -11.7% YoY). Income before income taxes was 5.1 billion yen (+9.7x QoQ, -37.1% YoY).
  - Assets under management increased by 2 trillion yen from the end of March to 22.2 trillion yen as of the end of June. Strong inflows into investment trusts, particularly newly launched overseas high-yield bond funds.
  - Outstanding balance of Asset Management products sold via bank channels in Japan
    Banks, others[1]: Y1.713trn (up Y183bn from end of March)
    Japan Post Bank: Y432.5bn (up Y34.2bn from end of March)
- **Quarter highlights**
  - Agreed to invest in LIC Mutual Fund, a subsidiary of India's largest life insurer Life Insurance Corporation of India, and to form a joint venture.
  - Awards

    Asian Investor Investment Performance Awards 2009

    "Asset Manager of the Year (ETFs Japan)"

    "Best in Hong Kong Equities"

    "Japan Onshore Fund House of the Year"

    European Pensions Awards 2009

    "Emerging Markets Manager of the Year"

    Global Pensions Awards 2009

    "Specialist equities manager of the year"

Reference

- Net revenue and income (loss) before income taxes: p. 41
- Assets under management: p. 41-42
- Investment trust related data: p. 42

1. Excludes Japan Post Bank and Nomura Trust & Banking.

Note: The defined contribution pension plan business in Asset Management was integrated to other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

30

NOMURA

Segment "Other"

Income (loss) before income taxes


Full year
Quarter
(billions of yen)
(billions of yen)
Includes ¥34.0bn related to Nomura Real Estate Holdings IPO
Fortress impairment of ¥21.0bn
Fortress impairment of ¥62.3bn
JAFCO impairment of ¥13.6bn
60
40
20
0
-20
-40
-60
-80
8.5
-27.3
17.8
-20.9
-65.4
-20.9
13.6
-35.2
-22.9
-64.6

	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3 1Q	FY2009.3 2Q	FY2009.3 3Q	FY2009.3 4Q	FY2010.3 1Q
Net gain / loss on trading related to economic hedging transactions	-9.7	-64.8	-38.4	-9.7	64.2	1.0	20.2	40.3	2.7	**3.3**
Realized gain on investments in equity securities held for operating purposes	7.0	8.4	18.1	1.5	-2.4	0.3	-1.5	-1.4	0.2	**0.1**
Equity in earnings of affiliates	7.3	27.8	53.2	4.7	-0.7	2.1	4.0	-0.4	-6.4	**3.7**
Corporate items	4.5	-7.4	-11.1	-13.4	-70.5	-5.6	-2.3	-35.0	-27.6	**-24.9**
Others[1]	-0.6	8.7	-4.1	-4.0	-56.0	-18.7	-6.8	-38.7	8.2	**-46.7**
Income before income taxes	8.5	-27.3	17.7	-20.9	-65.4	-20.9	13.6	-35.2	-22.9	**-64.6**

- **Business Performance**
  - First quarter loss before income taxes of 64.6 billion yen.
  - Booked net credit value adjustment of 40 billion yen on liabilities.

1. Businesses not included in the five business divisions (Joinvest Securities, Nomura Trust & Banking, etc.) are included in others.

Note: The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

31

NOMURA

Non-interest expenses



Full year
Quarter
(billions of yen)
(billions of yen)
1,200
1,000
800
600
400
200
0
400
300
200
100
0
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
601.4
683.7
852.2
1,092.9
219.4
197.5
349.9
326.1
266.9

	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3 1Q	FY2009.3 2Q	FY2009.3 3Q	FY2009.3 4Q	FY2010.3 1Q	QoQ
Compensation and benefits	311.3	331.0	366.8	491.6	87.9	80.1	161.8	161.7	**138.1**	**-14.6%**
Variable-type compensation and benefits	150.5	157.6	174.7	129.9	39.6	33.0	26.1	31.3	**50.3**	**60.7%**
Commissions and floor brokerage	31.4	49.8	90.2	73.7	18.6	20.3	17.6	17.1	**20.0**	**16.9%**
Information processing and communications	89.1	109.5	135.0	155.0	33.4	34.6	40.8	46.2	**40.2**	**-13.0%**
Occupancy and related depreciation	50.8	57.4	64.8	78.5	15.9	17.2	23.2	22.2	**22.0**	**-0.9%**
Business development expenses	30.6	35.3	38.1	31.6	7.0	7.9	8.1	8.6	**6.3**	**-26.9%**
Other	88.3	100.8	157.2	262.6	56.6	37.3	98.3	70.4	**40.4**	**-42.6%**
Total	**601.4**	**683.7**	**852.2**	**1,092.9**	**219.4**	**197.5**	**349.9**	**326.1**	**266.9**	**-18.2%**

- **Business Performance**
  - First quarter non-interest expenses of 266.9 billion yen (-18.2% QoQ)
- **Compensation and benefits reduction**
  - Turning fixed compensation and benefits into variable.
- **Reduction in other expenses**
  - Other expenses declined due to absence of impairment charges and other special factors

Reference

- Number of employees: p. 44

32

Retail related data (1)

(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3				FY2010.3	QoQ	YoY
						1Q	2Q	3Q	4Q	1Q		
Commissions	174.0	269.4	251.4	225.9	151.0	45.5	41.0	28.9	35.5	**55.9**	**57.4%**	**22.8%**
Sales credit	73.7	109.0	96.8	94.2	71.4	21.3	15.0	22.8	12.3	**20.0**	**62.7%**	**-6.0%**
Fees from investment banking	24.5	26.4	24.0	14.9	13.4	2.0	2.0	5.6	3.7	**7.2**	**93.6%**	**253.6%**
Investment trust administration fees and other	26.1	34.4	47.5	59.7	50.9	15.5	15.2	10.9	9.3	**11.1**	**19.8%**	**-28.0%**
Net interest revenue	6.1	7.4	20.4	7.3	5.2	1.5	1.1	1.4	1.1	**1.2**	**3.2%**	**-23.1%**
Net revenue	304.4	446.5	440.1	402.0	291.9	85.8	74.5	69.7	61.9	**95.4**	**54.0%**	**11.2%**
Non-interest expenses	223.2	249.3	279.3	279.7	273.6	69.6	69.1	67.4	67.5	**67.5**	**0.1%**	**-3.0%**
Income before income taxes	81.2	197.2	160.9	122.3	18.2	16.2	5.3	2.3	-5.5	**27.9**	**-**	**72.2%**
Domestic distribution volume of investment trusts[1] (billions of yen)				9,846.9	6,825.1	2,029.4	1,838.2	1,319.7	1,637.8	**2,327.2**	**42.1%**	**14.7%**
Bond investment trusts				3,681.8	2,731.6	800.9	713.8	625.5	591.4	**624.0**	**5.5%**	**-22.1%**
Stock investment trusts				4,816.1	2,969.3	838.5	840.0	423.3	867.5	**1,425.0**	**64.3%**	**69.9%**
Foreign investment trusts				1,349.0	1,124.2	389.9	284.4	270.9	178.9	**278.3**	**55.5%**	**-28.6%**
Other (billions of yen)												
Accumulated value of annuity insurance policies	446.4	683.3	990.4	1,205.3	1,413.3	1,259.0	1,303.6	1,358.9	1,413.3	**1,462.5**	**3.5%**	**16.2%**
Sales of JGBs for individual investors (transaction base)	1,290.6	747.8	615.2	292.3	109.6	68.8	20.2	12.8	7.8	**8.1**	**3.8%**	**-88.2%**
Retail foreign currency bond sales	1,154.4	1,119.2	677.1	954.0	867.4	322.0	245.9	142.7	156.7	**288.4**	**84.0%**	**-10.4%**

1. Nomura Securities.

33

Retail related data (2)

Stock brokerage and commissions for distribution of investment trusts1

Full year Quarter

(billions of yen) (billions of yen)

180 50

Stock brokerage commissions 150

40 Commissions for distribution of investment trusts 120 30

90

20 60

30 10

0 0

FY2009.3 FY2010.3 QoQ

FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3 YoY

1Q 2Q 3Q 4Q 1Q

Stock brokerage commissions 103.0 153.6 98.3 75.1 50.8 14.8 10.7 15.0 10.3 15.8 53.9% 6.9%

Commissions for distribution of investment trusts1 49.9 95.9 124.7 124.5 79.8 26.8 25.1 8.3 19.7 39.8 102.1% 48.5%

1. Nomura Securities.

Retail related data (3)

Retail client assets1

Full year Quarter

(trillions of yen)

100

Other 4 85.2

80.5

80 72.2

Overseas mutual funds

67.2

Bond investment trusts 61.2 59.3 60

Stock investment trusts

40

Domestic bonds3

Foreign currency bonds2 20

Equities 0

Mar. 31, 2005 Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Jun. 30, 2009

Equities	33.5	49.3	48.5	37.2	28.6	34.6
Foreign currency bonds2	4.0	3.6	3.3	2.7	5.5	5.8
Domestic bonds3	11.8	13.1	16.4	16.5	13.0	13.3
Stock investment trusts	3.3	5.3	7.4	7.3	5.0	5.9
Bond investment trusts	4.9	4.5	4.7	4.4	4.0	3.9
Overseas mutual funds	1.9	2.3	2.0	1.7	1.4	1.5
Other4	1.9	2.3	2.9	2.5	1.9	2.0
Total	61.2	80.5	85.2	72.2	59.3	67.2

1. Domestic Client Assets name changed to Retail client assets.

2. Euroyen bonds have been moved from domestic bonds to foreign currency bonds from the third quarter of the fiscal year ended March 31, 2009.

3. Includes CBs and warrants.

4. Includes annuity insurance.

Retail related data (4)

Retail client assets: Net asset inflow1

Full year Quarter

(billions of yen)

8,000

6,749

5,975

6,000

4,868 4,928 4,581

4,000

2,000 1,610 1,407 1,441 1,066 1,013

0

FY2009.3 FY2010.3 FY2005.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3

1Q 2Q 3Q 4Q 1Q

1. Retail client assets exclude portion from regional financial institutions.

Note: Net asset inflow = asset inflow – asset outflow.

Retail related data (5)

Number of accounts / IT share1

	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Jun. 30, 2009
						(thousands	)
Accounts with balance	3,678	3,780	3,953	4,165	4,467	4,494
Equity holding accounts	1,680	1,745	1,853	2,027	2,347	2,378
Nomura Home Trade (online trading account )	1,716	1,969	2,243	2,765	3,095	3,130

	Full year					Quarter
						FY2009.3				FY2010.3
FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3		1Q	2Q	3Q	4Q	1Q
New individual accounts (thousands)	425	343	417	580	608	129	180	218	81	65
IT share1
No. of orders	52%	55%	55%	57%	59%	60%	60%	56%	60%	61%
Transaction value	24%	27%	27%	29%	29%	30%	30%	27%	29%	31%

1. IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

NOMURA

Global Markets related data

(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3				FY2010.3	QoQ	YoY
						1Q	2Q	3Q	4Q	1Q		
Global Fixed Income	119.8	173.8	123.1	-119.9	-217.2	-35.2	-15.3	-172.1	5.4	**105.4**	**1846.1%**	**-399.1%**
Global Equities	90.2	168.5	147.9	206.0	98.9	42.4	26.4	7.3	22.8	**92.8**	**306.8%**	**119.0%**
Other	33.1	28.8	19.1	9.5	-38.9	3.8	-17.6	-6.2	-18.8	**-11.1**	**-**	**-**
Net revenue	243.1	371.1	290.0	95.6	-157.3	11.0	-6.5	-171.1	9.4	**187.1**	**1891.1%**	**1605.8%**
Non-interest expenses	182.9	213.4	231.2	321.8	417.4	72.6	80.2	124.4	140.2	**124.9**	**-10.9%**	**72.0%**
Income before income taxes	60.2	157.7	58.8	-226.2	-574.6	-61.6	-86.7	-295.5	-130.8	**62.3**	**-**	**-**

Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets. Figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition.

Monoline insurer-related exposure

Credit derivative transactions with monoline insurers (excluding provisions and hedged exposure)

Jun. 30, 2009 (millions of US$)

Monoline insurers by credit rating[1] (No. of companies)	Notional	Gross exposure	Counterparty risk reserves and other adjustments	Net exposure
AA(1)	$246	$83	$8	$75
Non-investment grade(4)	$8,311	$4,762	$4,251	$511
Total	$8,557	$4,845	$4,259	$586

Mar. 31, 2009 (millions of US$)

Monoline insurers by credit rating[1] (No. of companies)	Notional	Gross exposure	Counterparty risk reserves and other adjustments	Net exposure
AAA (1)	$1,276	$248	$94	$154
AA(1)	$256	$123	$13	$110
Non-investment grade(3)	$6,947	$4,868	$4,433	$435
Total	$8,479	$5,239	$4,540	$699

1. Based on S&P or Moody's depending on which rating is lower.

38

Investment Banking related data

(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3 1Q	FY2009.3 2Q	FY2009.3 3Q	FY2009.3 4Q	FY2010.3 1Q	QoQ	YoY
Net revenue	75.4	99.7	99.2	83.1	63.5	29.0	5.2	22.7	6.6	**25.7**	**288.5%**	**-11.4%**
Non-interest expenses	46.2	48.1	54.8	60.3	120.9	16.4	14.0	42.6	47.9	**31.1**	**-35.1%**	**89.5%**
Income before income taxes	29.2	51.5	44.4	22.8	-57.4	12.6	-8.7	-19.9	-41.3	**-5.4**	**-**	**-**

Note: In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets.

League tables

Equity capital markets bookrunner league table
Japan equity and equity-related (excl. self funding)

Rank	Bookrunner	Jan. 1, 2009–Jun. 30, 2009 Proceeds (US$m)	Mkt share	No. of deals
1	Nomura	6,257.4	35.9%	11
2	Daiwa Securities SMBC	2,846.7	16.3%	4
3	Goldman Sachs	2,515.5	14.4%	1
4	Nikko Citi	947.6	5.4%	2
5	JP Morgan	943.3	5.4%	1
5	Barclays	943.3	5.4%	1
7	Mizuho Financial Group	49.7	0.3%	3
8	Ichiyoshi Securities	3.7	0.0%	1
9	Samsung Securities	2.7	0.0%	1

M&A financial advisors league table
Japan announced deals

Announced deals, value base

Rank	Advisor	Jan. 1, 2009–Jun. 30, 2009 Rank Value (US$m)	Mkt share	No. of deals
1	Nomura	10,557.1	23.6%	64
2	Citi	9,251.5	20.7%	29
3	Goldman Sachs	6,491.6	14.5%	7
4	Mizuho Financial Group	5,792.7	12.9%	71
5	Deutsche Bank	4,696.8	10.5%	7
6	JP Morgan	4,341.5	9.7%	5
7	Morgan Stanley	3,803.9	8.5%	6
8	Daiwa Securities SMBC	3,733.4	8.3%	49
9	Caliburn Partnership	3,474.6	7.8%	1
10	Mitsubishi UFJ Financial Group	2,964.1	6.6%	36

Global and euroyen bonds

Rank	Bookrunner	Jan. 1, 2009–Jun. 30, 2009 Proceeds (¥m)	Mkt share	No. of issues
1	RBS	220,000.0	16.1%	1
2	Nikko Citi	171,450.0	12.5%	5
3	Daiwa Securities SMBC	160,866.7	11.8%	14
4	Bank of America Merrill Lynch	145,677.1	10.7%	6
5	BNP Paribas	114,566.7	8.4%	8
6	Nomura	102,616.7	7.5%	5
7	Mizuho Financial Group	99,533.3	7.3%	8
8	Mitsubishi UFJ Financial Group	59,336.7	4.3%	2
9	UBS	50,000.0	3.7%	1
10	Societe Generale	40,000.0	2.9%	1

Domestic straight bonds (excluding self-funding)

Rank	Bookrunner	Apr. 1, 2009–Jun. 30, 2009 Proceeds (¥m)	Mkt share	No. of issues
1	Nomura	1,065,305.3	33.7%	41
2	Mizuho Financial Group	775,824.7	24.6%	33
3	Daiwa Securities SMBC	615,804.7	19.5%	27
4	Mitsubishi UFJ Financial Group	467,166.7	14.8%	14
5	Nikko Citi	112,316.7	3.6%	8
6	Merrill Lynch	39,993.3	1.3%	2
7	Goldman Sachs	33,326.7	1.1%	1
8	Toyota Financial Services Sec.	25,000.0	0.8%	2
9	Barclays Capital	22,500.0	0.7%	1

Source: Thomson Reuters

39

NOMURA

Merchant Banking related data

(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3				FY2010.3	QoQ	YoY
						1Q	2Q	3Q	4Q	1Q		
Net revenue	7.3	68.2	65.0	64.8	-69.9	-37.0	20.5	-35.0	-18.4	**-1.1**	-	-
Non-interest expenses	10.4	12.8	12.2	11.5	15.4	2.4	5.9	2.6	4.6	**2.5**	**-45.5%**	**6.0%**
Income before income taxes	-3.0	55.4	52.8	53.3	-85.3	-39.4	14.6	-37.6	-23.0	**-3.6**	-	-

Business exposure

Full year | Quarter



(billions of yen)
600
500
400
300
200
100
0
Terra Firma
Asia
Europe (excluding Terra Firma)
Japan
457.6
132.1
439.1
98.7
543.4
231.2
381.4
210.9
366.3
254.9
382.1
260.2

	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Jun. 30, 2009
Japan	108.4	59.9	195.5	169.5	191.7	**190.2**
Europe (excluding Terra Firma)	23.7	38.8	35.7	41.4	60.0	**66.6**
Asia	-	-	-	-	3.2	**3.4**
Sub Total	132.1	98.7	231.2	210.9	254.9	**260.2**
Terra Firma	325.5	340.4	312.2	170.5	111.4	**122.0**
Total	**457.6**	**439.1**	**543.4**	**381.4**	**366.3**	**382.1**

Note: Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others.
Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG), Nomura Phase4 Ventures (NPV) and others.

40

NOMURA

Asset Management related data (1)

(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3				FY2010.3	QoQ	YoY
						1Q	2Q	3Q	4Q	1Q		
Net revenue	47.6	64.1	88.1	88.7	59.8	21.1	14.7	10.8	13.1	**18.7**	**42.1%**	**-11.7%**
Non-interest expenses	34.6	40.3	48.7	54.8	52.4	13.0	13.9	12.9	12.6	**13.5**	**7.3%**	**4.3%**
Income before income taxes	13.0	23.8	39.4	34.0	7.4	8.2	0.8	-2.1	0.5	**5.1**	**878.8%**	**-37.1%**

Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
The defined contribution pension plan business in Asset Management was integrated to other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Total assets under management



Full year
Quarter
(trillions of yen)
35
30
25
20
15
10
5
0
17.9
23.1
27.0
25.8
20.2
22.2
Mar. 31, 2005
Mar. 31, 2006
Mar. 31, 2007
Mar. 31, 2008
Mar. 31, 2009
Jun. 30, 2009

Note: Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, MAINTRUST KAG, and Nomura Funds Research and Technologies America, Private Equity Funds Research and Investments. Adjusted for asset overlap amongst group companies. Data until March 31, 2006, include Nomura BlackRock Asset Management. Nomura Funds Research and Technologies America data as of end of May 2009.

41

NOMURA

Asset Management related data (2)

Nomura Asset Management assets under management


Full year
Quarter
(trillions of yen)
30
25
20
15
10
5
0
16.0
21.0
25.9
24.3
19.0
21.1
Overseas investment advisory
Domestic investment advisory
Privately placed investment trusts
Public bond investment trusts
Public stock investment trusts

	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Jun. 30, 2009
Investment trusts	10.8	14.0	18.8	17.2	13.0	**14.3**
Public stock investment trusts	4.4	6.9	10.8	9.8	6.5	**7.7**
Public bond investment trusts	5.6	5.6	5.8	5.3	4.8	**4.8**
Privately placed investment trusts	0.8	1.5	2.2	2.0	1.6	**1.8**
Investment advisory	5.1	7.0	7.1	7.1	6.0	**6.8**
Domestic investment advisory	3.2	4.0	3.7	4.6	4.3	**4.6**
Overseas investment advisory	2.0	3.0	3.4	2.4	1.7	**2.3**
Total	**16.0**	**21.0**	**25.9**	**24.3**	**19.0**	**21.1**

Domestic public investment trust market and Nomura Asset Management market share

(trillions of yen)	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Jun. 30, 2009
Domestic public stock investment trusts						
Market	28.9	45.0	59.4	57.7	40.4	**45.9**
Nomura's share (%)	15%	15%	18%	17%	16%	**17%**
Domestic public bond investment trusts						
Market	13.5	13.5	13.2	12.0	11.1	**11.2**
Nomura's share (%)	42%	42%	44%	44%	43%	**43%**

Source: Investment Trusts Association, Japan

Nomura Asset Management net asset inflow

(trillions of yen)	Full year					Quarter				
	FY 2005.3	FY 2006.3	FY 2007.3	FY 2008.3	FY 2009.3	FY2009.3				FY2010.3
						1Q	2Q	3Q	4Q	1Q
Public stock investment trusts	-0.1	1.0	3.8	2.0	0.0	-0.1	-0.1	-0.1	0.3	**0.2**
Exclude ETF	0.2	1.4	3.7	1.8	-0.4	-0.1	-0.4	-0.1	0.2	**0.3**
Public bond investment trusts	-0.7	0.0	0.2	-0.5	-0.5	0.0	-0.1	-0.3	-0.1	**0.0**
Privately placed investment trusts	0.3	0.5	0.7	0.2	0.1	0.1	0.1	0.0	-0.1	**-0.1**
Net asset inflow	-0.5	1.5	4.6	1.7	-0.4	0.0	-0.2	-0.4	0.1	**0.1**

42

Value at risk

Definition

99% confidence level (2.33 standard dev.) 1-day time horizon for outstanding portfolio Inter-product price fluctuations considered

From April 1, 2009, to June 30, 2009 (billions of yen)

Maximum: 13.8

Minimum: 9.9

Average: 12.0

(billions of yen)	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Mar. 31,	Jun. 30,
	2005	2006	2007	2008	2009	2009
Equity	3.0	6.0	4.6	4.2	3.8	4.4
Interest rate	2.8	3.3	3.7	4.7	6.7	4.0
Foreign exchange	0.7	1.4	1.4	8.0	8.7	12.1
Sub-total	6.5	10.7	9.8	16.9	19.1	20.5
Diversification benefit	-2.4	-3.7	-3.6	-6.8	-7.5	-7.1
VaR	4.1	7.0	6.2	10.1	11.7	13.4

Number of employees

	Mar. 31, 2005	Mar. 31, 2006	Mar. 31, 2007	Mar. 31, 2008	Mar. 31, 2009	Jun. 30, 2009
Japan (excluding FA)1	9,236	9,618	10,667	11,561	12,929	13,316
Japan (FA)2	1,875	1,948	2,174	2,377	2,391	2,343
Europe	1,535	1,515	1,791	1,956	4,294	4,270
Americas 3	1,026	1,073	1,322	1,063	1,079	1,168
Asia-Pacific	718	778	900	1,070	4,933	4,633
Total	14,390	14,932	16,854	18,026	25,626	25,730

1. Excludes employees of private equity investee companies.

2. Figures up to March 2008 include savings advisors.

3. Includes India Powai office

Note: Headcount figures have been reclassified to include certain contract employees since September 2007. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

NOMURA

Consolidated income

(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3 1Q	FY2009.3 2Q	FY2009.3 3Q	FY2009.3 4Q	FY2010.3 1Q
Revenue										
Commissions	222.0	356.3	337.5	404.7	306.8	82.2	84.9	73.4	66.3	**102.0**
Fees from investment banking	92.3	108.8	99.3	85.1	55.0	13.4	10.0	19.7	11.8	**29.7**
Asset management and portfolio service fees	78.5	102.7	146.0	189.7	140.2	42.8	42.4	29.4	25.6	**30.3**
Net gain on trading	201.7	304.2	290.0	61.7	-128.3	10.5	-21.0	-134.5	16.7	**121.1**
Gain (loss) on private equity investments	7.7	12.3	47.6	76.5	-54.8	-37.7	23.2	-24.8	-15.5	**-2.1**
Interest and dividends	401.4	693.8	981.3	796.5	331.4	118.0	127.0	45.9	40.5	**58.4**
Gain (loss) on investments in equity securities	15.3	67.7	-20.1	-48.7	-25.5	1.0	-9.8	-12.9	-3.7	**9.8**
Private equity entities product sales	75.1	88.2	100.1	-	-	-	-	-	-	**-**
Other	32.3	58.8	67.4	28.2	39.9	27.7	1.1	6.6	4.5	**14.3**
Total revenue	1,126.2	1,792.8	2,049.1	1,593.7	664.5	257.9	257.7	2.7	146.2	**363.6**
Interest expense	327.0	647.2	958.0	806.5	351.9	122.8	129.7	52.5	47.0	**65.2**
Net revenue	799.2	1,145.7	1,091.1	787.3	312.6	135.1	128.1	-49.7	99.2	**298.4**
Non-interest expenses	592.9	693.7	772.6	852.2	1,092.9	219.4	197.5	349.9	326.1	**266.9**
Income (loss) from continuing operations before income taxes	206.3	452.0	318.5	-64.9	-780.3	-84.3	-69.4	-399.6	-226.9	**31.4**
Income from discontinued operations before income taxes	-	99.4	-	-	-	-	-	-	-	**-**
Income (loss) before income taxes	206.3	551.4	318.5	-64.9	-780.3	-84.3	-69.4	-399.6	-226.9	**31.4**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders from continuing operations	94.7	256.6	175.8	-67.8	-708.2	-76.6	-72.9	-342.9	-215.8	**11.4**
Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders from discontinued operations	-	47.7	-	-	-	-	-	-	-	**-**
Net income (loss)	94.7	304.3	175.8	-67.8	-708.2	-76.6	-72.9	-342.9	-215.8	**11.4**

Note:
1. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.
2. The above amounts reflect retrospective application of Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide– Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" for the year ended March 31, 2008.

45

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)		FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3				FY2010.3
							1Q	2Q	3Q	4Q	1Q
Retail		81.2	197.2	160.9	122.3	18.2	16.2	5.3	2.3	-5.5	**27.9**
Global Markets		60.2	157.7	58.8	-226.2	-574.6	-61.6	-86.7	-295.5	-130.8	**62.3**
Investment Banking		29.2	51.5	44.4	22.8	-57.4	12.6	-8.7	-19.9	-41.3	**-5.4**
Merchant Banking		-3.0	55.4	52.8	53.3	-85.3	-39.4	14.6	-37.6	-23.0	**-3.6**
Asset Management		13.0	23.8	39.4	34.0	7.4	8.2	0.8	-2.1	0.5	**5.1**
5 Business segment total		180.6	485.7	356.3	6.2	-691.7	-64.1	-74.7	-352.9	-200.1	**86.3**
Other		8.5	-27.3	17.8	-20.9	-65.4	-20.9	13.6	-35.2	-22.9	**-64.6**
Segment total		189.0	458.4	374.0	-14.7	-757.1	-85.0	-61.1	-388.1	-223.0	**21.7**
Unrealized gain (loss) on investments in equity securities held for operating purposes		8.4	59.3	-38.2	-50.2	-23.1	0.7	-8.3	-11.6	-4.0	**9.7**
Effect of consolidation/deconsolidation of certain private equity investee companies		8.9	-65.7	-17.3	-	-	-	-	-	-	**-**
US GAAP	Income (loss) from continuing operations before income taxes	206.3	452.0	318.5	-64.9	-780.3	-84.3	-69.4	-399.6	-226.9	**31.4**
	Income from discontinued operations before income taxes	-	99.4	-	-	-	-	-	-	-	**-**
	Total	**206.3**	**551.4**	**318.5**	**-64.9**	**-780.3**	**-84.3**	**-69.4**	**-399.6**	**-226.9**	**31.4**

Note:

1. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information. Unrealized gain (loss) on investments held for operating purposes and the effects of consolidation and deconsolidation of certain investments in our private equity business are classified as reconciling items outside our segment information. In addition, Statement of Position 07-1, "Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" has been applied for private equity investments since the year ended March 31, 2008.
2. In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," net revenue and non-interest expenses from operations that were treated as discontinued during the fiscal year ended March 31, 2006, are separately reported as income from discontinued operations.
3. In April 2004, Fixed Income, Equity and certain functions of Investment Banking were consolidated to create Global Markets. Global Markets figures up to FY2004.3 are the total of Fixed Income and Equity and differ slightly in composition from those of FY2005.3 onward.
4. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
5. The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

46

NOMURA

Main revenue items

	(billions of yen)	FY2005.3	FY2006.3	FY2007.3	FY2008.3	FY2009.3	FY2009.3				FY2010.3
							1Q	2Q	3Q	4Q	1Q
Commissions	Stock brokerage commissions (retail)	103.0	153.6	98.3	75.1	50.8	14.8	10.7	15.0	10.3	**15.8**
	Stock brokerage commissions (other)	40.2	79.5	73.2	166.6	144.7	32.7	41.3	41.8	28.9	**39.2**
	Other brokerage commissions	13.0	14.3	6.8	9.3	7.9	1.7	1.9	3.5	0.9	**2.9**
	Commissions for distribution of investment trusts	41.7	85.1	120.5	121.2	75.9	25.8	24.2	6.9	19.1	**39.5**
	Other	24.1	23.8	38.6	32.4	27.5	7.1	6.9	6.3	7.3	**4.7**
	Total	222.0	356.3	337.5	404.7	306.8	82.2	84.9	73.4	66.3	**102.0**
Fees from Investment Banking	Equity underwriting and distribution	49.1	57.3	56.6	32.1	13.2	2.3	0.6	8.8	1.5	**17.1**
	Bond underwriting and distribution	20.5	21.2	15.3	13.4	11.9	4.4	2.8	0.6	4.0	**3.8**
	M&A / financial advisory fees	22.6	30.3	26.7	37.8	26.7	4.6	6.2	10.1	5.8	**8.6**
	Other	0.1	0.1	0.7	1.8	3.1	2.1	0.4	0.1	0.5	**0.3**
	Total	92.3	108.8	99.3	85.1	55.0	13.4	10.0	19.7	11.8	**29.7**
Asset Management and portfolio service fees	Asset management fees	51.1	68.5	106.3	150.3	104.1	33.5	31.0	21.2	18.4	**22.0**
	Administration fees	16.1	20.6	24.0	21.7	21.3	5.0	7.4	4.8	4.1	**4.5**
	Custodial fees	11.3	13.6	15.7	17.7	14.7	4.3	4.1	3.4	3.0	**3.8**
	Total	78.5	102.7	146.0	189.7	140.2	42.8	42.4	29.4	25.6	**30.3**
Net gain on trading[1]	Bonds and other	120.9	150.9	154.9	-70.3	-87.0	-22.7	-22.3	-120.0	77.9	**56.0**
	Equity	76.8	148.1	137.6	137.0	-38.7	33.3	1.7	-14.0	-59.7	**64.8**
	Merchant banking	4.0	5.2	-2.5	-5.0	-2.7	-0.1	-0.5	-0.6	-1.6	**0.3**
	Net interest revenue	74.3	46.6	23.3	-9.9	-20.5	-4.8	-2.7	-6.6	-6.5	**-6.8**
	Total	276.0	350.8	313.4	51.8	-148.9	5.7	-23.7	-141.1	10.2	**114.3**

1. Includes net interest revenue.

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Nomura Holdings, Inc.

www.nomura.com

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